UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                             (Amendment No. ___)

                                Entrust, Inc.
                                -------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  293848107
                                  ---------
                                (CUSIP Number)

                              December 31, 2005
                              -----------------
           (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 293848107               SCHEDULE 13G                  Page 2 of 8


 1   Name of Reporting Person             WESTCLIFF CAPITAL MANAGEMENT, LLC

     IRS Identification No. of Above Person                      77-0435868

 2   Check the Appropriate Box if a member of a Group              (a)  [ ]

                                                                   (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                        CALIFORNIA

   NUMBER OF       5    Sole Voting Power                         3,044,607
    SHARES
 BENEFICIALLY      6    Shared Voting Power                               0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                    3,044,607
  PERSON WITH
                   8    Shared Dispositive Power                          0

 9   Aggregate Amount Beneficially Owned by Each                  3,044,607
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes              [ ]
     Certain Shares

 11   Percent of Class Represented by Amount in Row 9              5.07%

 12   Type of Reporting Person                                        IA

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CUSIP No. 293848107               SCHEDULE 13G                  Page 3 of 8

 1   Name of Reporting Person                        RICHARD S. SPENCER III

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group              (a)  [ ]

                                                                   (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                     United States

   NUMBER OF       5    Sole Voting Power                         3,044,607
    SHARES
 BENEFICIALLY      6    Shared Voting Power                               0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                    3,044,607
  PERSON WITH
                   8    Shared Dispositive Power                          0

 9   Aggregate Amount Beneficially Owned by Each                  3,044,607
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes              [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                  5.07%

 12  Type of Reporting Person                                        HC, IN

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CUSIP No. 293848107               SCHEDULE 13G                  Page 4 of 8

Item 1(a).  Name of Issuer:

             Entrust, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

             One Hanover Park, Suite 800
             16633 Dallas Parkway
             Addison, TX 75001

Item 2(a).  Names of Persons Filing:

             Westcliff Capital Management, LLC ("Westcliff LLC") and Richard S. Spencer III ("Spencer", and collectively, the "Filers")

             Westcliff LLC and Spencer disclaim beneficial ownership of the Stock (as defined below) except to the extent of their respective pecuniary interests therein.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

             200 Seventh Avenue, Suite 105, Santa Cruz, California 95062.

Item 2(c).  Citizenship:

             See Item 4 of the cover sheet for each Filer.

Item 2(d).  Title of Class of Securities:

             This statement relates to shares of common stock of the Issuer (the "Stock").

Item 2(e).  CUSIP Number:

             293848107

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             (a) [ ] Broker or dealer registered under section 15 of
                 the Act (15 U.S.C. 78o);

             (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                 U.S.C. 78c);

             (c) [ ] Insurance company as defined in section 3(a)(19)
                 of the Act (15 U.S.C. 78c);

             (d) [ ] Investment company registered under section 8 of
                 the Investment Company Act of 1940 (15 U.S.C. 80a-8);

             (e) [X] An investment adviser in accordance with Section
                 240.13d-1(b)(1)(ii)(E);

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CUSIP No. 293848107               SCHEDULE 13G                  Page 5 of 8


             (f) [ ] An employee benefit plan or endowment fund in
                 accordance with Section 240.13d-1(b)(1)(ii)(F);

             (g) [X} A parent holding company or control person in
                 accordance with Section 240.13d-1(b)(1)(ii)(G);

             (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

             (j) [ ] Group, in accordance with Section 240.13d-1(b)
                 (1)(ii)(J).

Item 4.  Ownership.

          See Items 5-9 and 11 of the cover page for each Filer.

          Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Westcliff LLC or Spencer is, for any purpose, the beneficial owner of any of the Stock, and Westcliff LLC and Spencer disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual executive officers and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Stock insofar as they may be deemed to share the power to direct the voting or disposition of such Stock. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Stock, and such beneficial ownership is expressly disclaimed.

	  The calculation of percentage of beneficial ownership in Item 11 for each Filer was derived from the Issuer's Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on November 4, 2005, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 2, 2005 was 60,002,593.

Item 5.  Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

          Westcliff LLC is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of

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CUSIP No. 293848107               SCHEDULE 13G                  Page 6 of 8


          dividends from, or the proceeds from the sale of, the Stock. Spencer is the manager of Westcliff LLC. No individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
         Holding Company.

          Not applicable.

Item 8.  Identification and Classification of Members of the Group.

          Not applicable.

Item 9.  Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certifications.

           By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 Signature

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2006        WESTCLIFF CAPITAL MANAGEMENT, LLC


                                 By:/s/ Richard S. Spencer III
                                 ------------------------------
                                 Richard S. Spencer III
                                 Its Manager



                                 RICHARD S. SPENCER III


                                 /s/ Richard S. Spencer III
                                 ------------------------------
                                 Richard S. Spencer III


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CUSIP No. 293848107               SCHEDULE 13G                  Page 7 of 8


                                 EXHIBIT INDEX

        Exhibit A          Joint Filing Undertaking           Page 8


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CUSIP No. 293848107               SCHEDULE 13G                  Page 8 of 8


                                   EXHIBIT A

                           JOINT FILING UNDERTAKING

        The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  February 10, 2006        WESTCLIFF CAPITAL MANAGEMENT, LLC


                                 By:/s/ Richard S. Spencer III
                                 ------------------------------
                                 Richard S. Spencer III
                                 Its Manager



                                 RICHARD S. SPENCER III


                                 /s/ Richard S. Spencer III
                                 ------------------------------
                                 Richard S. Spencer III